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                                                                    EXHIBIT 28.1

                                          CONTACT:  Jon Rowberry
                                          Senior Vice President and
                                          Chief Financial Officer
                                          Adia Services, Inc.
                                          (415) 610-1000



NATIONAL, INTERNATIONAL AND ANALYST WIRES
- - -----------------------------------------

FOR IMMEDIATE RELEASE

REDWOOD CITY, Calif., July 26, 1994 - Adia Services, Inc. (NASDAQ - "ADIA"), announced today the suspension of negotiations regarding a proposed merger in which Adia SA ("ASA"), the principal stockholder of Adia, planned to acquire all the approximately 19% of Adia common stock which it does not currently own.

ASA announced its merger proposal on March 22, 1994, at which time ASA proposed to exchange $14.00 in cash and an American Depositary Receipt representing one-eighth share of its stock (which is traded on Swiss Stock Exchanges) for each share of Adia common stock. Negotiations between ASA and a special committee of Adia's board commenced shortly after the announcement. However, ASA and the special committee have not been able to reach agreement on the terms of the merger.

John Bowmer, the Chief Executive Officer of ASA and Adia, said: "ASA and Adia's special committee have been negotiating for four months but have been unable to reach agreement on terms which are satisfactory to both companies. ASA has engaged CS First Boston as an additional advisor to assist it in determining whether there is a basis for further negotiations, and to assist in any further negotiations. Discussions between ASA and the special committee have been suspended until that determination is made."